                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*


                         INTERPLAY ENTERTAINMENT CORP.

                                (Name of Issuer)


                    Common Stock, par value $.001 per share

                         (Title of Class of Securities)


                                   460615107

                                 (CUSIP Number)


                              Titus Interactive SA
                         c/o Titus Software Corporation
                              20432 Corisco Street
                         Chatsworth, California  91311
                      Attention: Mr. Herve Caen, President
                                 (818) 709-3692

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 March 18, 1999

            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(d) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act
       ---
but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 460615107
-----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Titus Interactive SA
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
           WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           France
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             7,180,016, subject to adjustment; see Item 5
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             7,180,016, subject to adjustment; see Item 5
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

           7,180,016, subject to adjustment; see Item 5
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           34.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
           CO
------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Interplay Entertainment Corp., a Delaware corporation
      ------------
(the "Issuer").  The principal executive offices of the Issuer are located at
      ------
16815 Von Karman Avenue, Irvine, California 92606.

ITEM 2.     IDENTITY AND BACKGROUND.

     This Schedule 13D is filed on behalf of Titus Interactive SA, a French corporation (the "Reporting Person"). The Reporting Person's principal business
                  ----------------
is developing and publishing games for personal computers and video game console systems. The address of the Reporting Person's principal business and principal office is Parc de L'Esplanade, 12 rue Enrico Fermi, Saint Thibault des Vignes 77462 France.

      The names and business addresses of each director and executive officer of the Reporting Person is set forth below. The business address of each of the individuals named below is Parc de L'Esplanade, 12 rue Enrico Fermi, Saint Thibault des Vignes 77462 France. Each of the individuals named below is a French citizen.


Name                         Title
----                         -----

Herve Caen                   President and Chairman of the Board of Directors

Eric Caen                    Vice President and Director

Michel Henri Vulpillat       Director

Andree Caen                  Director

Leon Aaron Ben Yaya          Director


     The principal occupation or employment of each of the aforementioned persons, except for Michel Henri Vulpillat, is his or her position of director and/or executive officer of the Reporting Person, as described above. Michel Henri Vulpillat's principal occupation or employment is serving as the sole owner and President of Edge Consulting, a company whose principal business is general business consulting and whose address is 27846 Palos Verdes Drive East, Rancho Palos Verdes, California 90275.

     During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person has been convicted in a criminal proceeding, nor were any of the foregoing a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of the consideration for the consummated purchases reported hereon was the working capital of the Reporting Person. The amount of funds used or to be used by the Reporting Person is described in Item 4.

ITEM 4.     PURPOSE OF THE TRANSACTION.

     The Reporting Person has acquired the shares of Common Stock of the Issuer for investment purposes and for the purposes described below.

     On February 24, 1999, the Reporting Person acquired 21,800 shares of Common Stock through open-market purchases on NASDAQ-NMS. The price per share for such shares was equal to $2.006.

     On March 18, 1999, the Reporting Person consummated the transactions contemplated by the Stock Purchase Agreement (the "Purchase Agreement"), dated
                                                   ------------------
March 18, 1999, by and among the Issuer, the Reporting Person and Brian Fargo ("Fargo"), an individual, and the Chief Executive Officer and Chairman of the
-------
Board of the Issuer. Pursuant to the Purchase Agreement, the Reporting Person agreed to purchase up to 5,000,000 shares of Common Stock. A total of 2,500,000 shares of Common Stock were received by the Reporting Person at the closing under the Purchase Agreement on March 18, 1999. The aggregate purchase price paid to the Issuer consisted of a cash payment of $10,000,000. Up to an additional 2,500,000 shares of Common Stock may be acquired by the Reporting Person pursuant to the Purchase Agreement without additional payment, pursuant to an adjustment mechanism described in Item 5.

     As a condition to the closing of the transactions contemplated by the Purchase Agreement, the Reporting Person entered into an agreement with Universal Studios, Inc. ("Universal") and the Issuer, dated March 18, 1999,
                          ---------
giving the Reporting Person the option (the "Option") to purchase all (but not
                                             ------
less than all) shares of Common Stock held by Universal at a price per share equal to the higher of (i) the average of the closing price of the Common Stock as reported on the NASDAQ-NMS for the ten (10) trading days preceding the date of the first public announcement of the closing of the purchase of the Common Stock by the Reporting Person pursuant to the Purchase Agreement (equal to $2.43 per share) or (ii) if during the term of the Option, the Reporting Person or an affiliate of the Reporting Person initiates a tender offer for the Common Stock or otherwise executes an agreement for the merger, consolidation or acquisition of all or substantially all of the issued and outstanding shares of Common Stock, or all or substantially all of the assets of the Issuer ("Merger
                                                                 ------
Agreement"), the price paid to the Issuer's public shareholders pursuant to such
---------
tender offer or Merger Agreement. On March 18, 1999, in consideration of Universal's grant of the Option, the Reporting Person paid Universal $500,000 cash, which would be applied to the exercise price in the event the Reporting Person exercised the Option. The Option shall be exercisable at any time between the closing and the date which is 180 days thereafter. At the closing, Universal holds 4,658,216 shares of Common Stock.

     Pursuant to Section 13.1 of the Purchase Agreement, during the Restricted Period (defined below), the Reporting Person has the right of first refusal to purchase all (or part) of the equity securities that the Issuer may propose to sell and issue from time to time, other than (i) any shares of Common Stock issued in accordance with the stock option plans and warrants currently reserved for issuance to employees, directors and advisors of the Issuer, (ii) shares of Common Stock issued as consideration to third parties for product development services or publishing or distribution rights, not to exceed 500,000 shares,
(iii) shares of Common Stock issued in connection with any stock split, stock dividend or reverse stock split, and (iv) shares of Common Stock issued in connection with acquisitions of other entities by way of merger, share exchange, sale of assets or otherwise.

     Pursuant to Section 4.4 of the Purchase Agreement, each of the Issuer and the Reporting Person have agreed that, except as otherwise provided in the or contemplated by the Purchase Agreement, including the exercise of the Option as described above, between March 18, 1999 and December 31, 1999, neither party, nor any of its majority-owned subsidiaries will, without the prior written consent of the other party: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the other party or any subsidiary thereof, or of any successor to or person or entity in control of the other party, or any assets of the other party or any subsidiary or division thereof or of any such successor or controlling person or entity; (ii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the rules of the Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the other party; or (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any merger, business combination, recapitalization, restructuring, liquidation or other extraordinary transaction involving the other party or its securities or assets; provided, however, the foregoing restrictions shall not
                      --------  -------
preclude the Reporting Person from (A) acquiring the shares of Common Stock contemplated by the Purchase Agreement or the Option, (B) pursuing and consummating a Permitted Transaction (as defined below), (C) filing a Schedule 13D in connection with the transactions contemplated by the Purchase Agreement,
(D) voting its shares of Common Stock within its discretion on any matter submitted for a vote or consent of the Issuer's stockholders, or (E) taking any other action contemplated by the Purchase Agreement; provided, further, that the
                                                     --------  -------
restrictions on the Reporting Person in Section 4.4 shall lapse automatically to the extent any person other than the Reporting Person takes any action with respect to the matters described in clauses (ii) and (iii) above.

     Pursuant to Section 8.16 of the Purchase Agreement, between the closing and the date which is 90 days thereafter (the "Restricted Period"), the Issuer and
                                           -----------------
Reporting Person will use their respective commercially reasonable efforts to effect a transaction approved by the Issuer's board of directors (including Fargo unless he abstains, in which case such abstention shall be deemed an approval) in which the Reporting Person and the Issuer would merge or effect another business combination involving both corporations (a "Permitted
                                                             ---------
Transaction").
-----------

     Pursuant to Section 8.17 of the Purchase Agreement, if a Permitted Transaction is not consummated prior to the end of the Restricted Period, and the Issuer enters into a transaction for the acquisition of the Issuer by merger or otherwise on or prior to September 30, 1999, then the Issuer shall pay to the Reporting Person, upon consummation of such transaction, in immediately available funds a breakup fee in an amount equal to three percent (3%) of the Enterprise Value of all such transactions. "Enterprise Value" for any transaction shall mean the sum of
(i) all consideration received or deemed received by the Issuer or the selling shareholder or shareholders of the Issuer in connection with such transaction, including without limitation all consideration for covenants not to compete, employment agreements, and consulting agreements, plus (ii) the principal amount of all indebtedness for borrowed money outstanding as of the closing of such transaction.

     Pursuant to Section 8.6 of the Purchase Agreement, during the Restricted Period, the Reporting Person has the right to cause up to two officers or other representatives of the Reporting Person (the "Designees") to attend as observers
                                              ---------
all meetings of the Issuer's board of directors and all meetings of committees of the Issuer's board. The Reporting Person and the Designees shall also receive during the Restricted Period copies of all minutes of board and committee meetings and other proceedings, all board and other committee actions by written consents without a meeting, and all minutes and written consents relating to action taken by the shareholders of the Issuer. At any time during the Restricted Period at the Reporting Person's election, the Issuer shall use its best efforts to cause one of the Designees to be elected to the Issuer's board. In such event, Fargo has agreed to vote all of shares of Common Stock owned by him in favor of the election of such Designee to the Issuer's board.

     Pursuant to Section 8.14 of the Purchase Agreement, during the Restricted Period, the Issuer will not, directly or indirectly, through any officer, director, employee, agent, 5% stockholder, partner or otherwise, solicit or initiate, or participate in discussions or negotiations with, or encourage the submission of bids, offers or proposals by (or commence negotiations with or provide any information to), any person or entity with respect to an acquisition of the Issuer, its business or assets, or any interest therein, other than the Reporting Person. Notwithstanding the foregoing, the Issuer may entertain a written unsolicited bid or proposal from, and provide non-public information to, any party who delivers such a written bid or proposal with respect to an acquisition of the Issuer, its business or assets, but only if and so long as the Issuer's board of directors determines in good faith by a majority vote (with the written concurring and concurrent advice from outside legal counsel) that failing to entertain such written bid or proposal would constitute a breach of the fiduciary duties of the Issuer's board of directors under applicable law. Furthermore, pursuant to Section 8.15 of the Purchase Agreement, during the Restricted Period, Fargo will not sell, assign, pledge, mortgage or otherwise dispose of or transfer his Common Stock, or any other securities of the Issuer, whether now owned or hereafter acquired, or agree to do any of the foregoing, except to the Reporting Person.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     Including 4,658,216 shares of Common Stock subject to the Option, the Reporting Person currently beneficially owns 7,180,016 shares of Common Stock, or up to approximately 34.5% of the shares of Common Stock outstanding (based upon 18,308,861 shares of Common Stock issued and outstanding as of March 18, 1999, plus the Initial Shares (as defined below) issued at the closing). The Reporting Person may be entitled to up to an additional 2,500,000 shares of Common Stock (the "Additional Shares") for no additional payment, pursuant to an
                   -----------------
adjustment mechanism for the price per share of the Common Stock acquired in the Purchase Agreement, as set forth in Sections 3.3 through 3.5 of the Purchase Agreement.

     The Additional Shares, if any, would be issued as follows: on June 30, 1999 (the "Interim Valuation Date"), the Reporting Person would receive an additional
      ----------------------
number of shares of Common Stock (the "Interim Additional Shares") equal to the
                                       -------------------------
difference, if any, between (i) the quotient of (a) $10,000,000 divided by (b) the price per share on the Interim Valuation Date, less (ii) the 2,500,000 shares of Common Stock issued at the closing (the "Initial Shares"); and on
                                                   --------------
August 20, 1999 (the "Final Valuation Date"), the Reporting Person would receive
                      --------------------
shares of Common Stock (the "Final Additional Shares") equal to the difference,
                             -----------------------
if any, between (i) the quotient of (a) $10,000,000 divided by (b) the price per share on the Final Valuation Date, less (ii) the Initial Shares. If the number of Interim Additional Shares is less than the number of Final Additional Shares, the Reporting Person shall receive the difference between the Final Additional Shares and the Interim Additional Shares; if the number of Interim Additional Shares is greater than the number of Final Additional Shares, the Reporting Person shall promptly return to the Issuer the Interim Additional Shares in exchange for the Final Additional Shares.

     Notwithstanding the foregoing, in no event shall the issuance of the Interim Additional Shares or the Final Additional Shares result in the Reporting Person purchasing a number of shares (including the Initial Shares) from the Issuer in excess of 19.99% of the issued and outstanding shares of Common Stock immediately prior to the issuance of the Initial Shares, unless such issuance has been approved by vote of the Issuer's stockholders in accordance with Delaware law prior to the date of such issuance. In addition, each of Fargo and Universal have granted an irrevocable proxy to the Reporting Person with respect to voting in favor of or consenting to the issuance of 20% or more of the issued and outstanding shares of Common Stock to the Reporting Person pursuant to the Purchase Agreement.

     In each of the calculations of the Interim Additional Shares and the Final Additional Shares, the number of shares to be issued to the Reporting Person is based upon the average closing price of the Common Stock on NASDAQ-NMS for the 10 trading days ending the day before the applicable valuation date; provided, that in the event the price per share of Common Stock as so calculated would be less than $2.00 per share, the price per share in any event shall be deemed to be $2.00; and in the event the price per share of Common Stock as so calculated would be more than $4.00 per share, the price per share in any event shall be deemed to be $4.00.

     On February 24, 1999, the Reporting Person acquired 21,800 shares of Common Stock through open-market purchases on NASDAQ-NMS. The price per share for such shares was equal to $2.006.

     Including 4,658,216 shares of Common Stock subject to the Option, the Reporting Person currently has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 7,180,016 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Items 4 and 5 are incorporated herein by this reference.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
  No.                       Description of Exhibit
-------                     ----------------------
   99.1         Stock Purchase Agreement dated March 18, 1999 by and among the Issuer, the Reporting Person and Fargo, an individual.

   99.2         Letter Agreement dated March 18, 1999 by and among the Issuer, the Reporting Person and Universal.

   99.3         Irrevocable Proxy dated March 18, 1999 by Fargo to the Reporting Person.

   99.4         Irrevocable Proxy dated March 18, 1999 by Universal to the Reporting Person.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 29, 1999


                         TITUS INTERACTIVE SA, a French corporation



                         By:  /s/Herve Caen
                             -------------------------------------------
                              Herve Caen, President